July 25, 2005

Confidential

Via Electronic Transmission and Federal Express

Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0404
Attention: Ms. Jennifer Hardy

Re:	Graham Packaging Company, L.P. Amendment No. 3 to Registration Statement on Form S-4 File No. 333-125173 Filed: July 25, 2005

        Dear Ms. Hardy:

        On behalf of Graham Packaging Company, L.P., a Delaware limited partnership (the "Company"), I hereby submit their responses to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 21, 2005 (the "Comment Letter") with respect to the above referenced Registration Statement of the Company on Form S-4, as amended (File No. 333-125173) (the "Registration Statement"), including exhibits, as filed with the Commission on May 24, 2005 and amended on July 8, 2005 and July 19, 2005.

        The Company is filing, via EDGAR, Amendment No. 3 to the Registration Statement ("Amendment No. 3"). In addition, enclosed herewith are three copies of Amendment No. 3 marked to indicate the changes from the Amendment No. 2 to the Registration Statement, dated as of July 19, 2005.

        Set forth below are the Company's responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our response in italics. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement. References throughout this letter to "we" and "us" are to the Company.

The Exchange Offer, page 81
Certain Conditions to the Exchange Offer, page 84

  1.
  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before the acceptance of the outstanding notes for exchange. Please revise the language in the first and second full paragraphs of this section accordingly.

    We have revised the disclosure in response to this comment. See page 84.

Exhibit 5.1

  2.
  With respect to your assumption on page 4 that all parties had the power to enter into and perform all obligations under documents you reviewed and of the due authorization of all documents you reviewed, please revise to clarify that you are not including the indenture in these assumptions.

    Based on our discussions with the Staff, we understand that the Staff has decided to withdraw this comment.

  3.
  With respect to your statement on page 5 that "the opinion expressed herein is based on laws in effect on the date hereof," please note that unless the opinion is dated as of the effective date of the registration statement, you must delete this statement.

    Based on our discussions with the Staff, our opinion on Exhibit 5.1 is dated as of the date hereof which is also the effective date of the Registration Statement, therefore we have not deleted the statement as requested. See Exhibit 5.1.

*  *  *  *

        To assist the Staff in its review of the attached filing, we have delivered via Federal Express for overnight delivery to your attention three copies of this response to the Comment Letter and the Registration Statement marked against the filing made on July 19, 2005.

        Should you have any questions, comments or desire further information regarding the enclosed filing or any of the responses, please contact the undersigned at (212) 735-3330.

Sincerely,
/s/ MARK C. SMITH
By: Mark C. Smith
cc:	John E. Hamilton—Graham Packaging Company, L.P. Jay W. Hereford—Graham Packaging Company, L.P. Allison R. Schneirov—Skadden, Arps, Slate, Meagher & Flom LLP